UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Aligos Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

01626L105

(CUSIP Number)

Lawrence M. Blatt, Ph.D.

c/o Aligos Therapeutics, Inc.

One Corporate Dr., 2nd Floor

South San Francisco, CA 94080

(800) 466-6059

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 25, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01626L105	13D	Page 1 of 6 pages

1	Names of Reporting Persons Lawrence M. Blatt, Ph.D.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,888,253
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,888,253
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,888,253
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.3%
14	Type of Reporting Person IN

CUSIP No. 01626L105	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of voting common stock, par value $0.0001 per share (the “Common Stock”), of Aligos Therapeutics, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at One Corporate Drive, 2nd Floor, South San Francisco, CA 94080.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Lawrence M. Blatt, Ph.D. (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Aligos Therapeutics, Inc., One Corporate Drive, 2nd Floor, South San Francisco, CA 94080. The Reporting Person’s present principal occupation is Chair and Chief Executive Officer of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Dr. Blatt acquired the following securities as compensation for his service with the Issuer, including:

•	1,237,298 shares of Common Stock acquired prior to the Issuer’s initial public offering;

•	273,058 shares of Common Stock acquired in connection with the conversion of preferred stock on October 20, 2020, in connection with the Issuer’s initial public offering;

•	An employee stock option to purchase 450,000 shares of Common Stock, which vests in forty-eight equal monthly installments measured from December 1, 2020;

•	An employee stock option to purchase 323,400 shares of Common Stock, which vests in forty-eight equal monthly installments measured from February 4, 2022;

•	An employee stock option to purchase 80,850 shares of Common Stock, which vests on February 4, 2025;

•	An employee stock option to purchase 161,700 shares of Common Stock, which vests in forty-eight equal monthly installments measured from July 7, 2022;

•	An employee stock option to purchase 242,500 shares of Common Stock, which vests in forty-eight equal monthly installments measured from March 15, 2023; and

•	An employee stock option to purchase 150,000 shares of Common Stock, which vests in forty-eight equal monthly installments measured from July 20, 2023.

Dr. Blatt also acquired 610,277 shares of Common Stock and warrants exercisable for 305,138 shares of Common Stock for cash consideration of $499,999.95 in a private placement from the Issuer on October 25, 2023 (the “2023 PIPE”).

CUSIP No. 01626L105	13D	Page 3 of 6 pages

Item 4.	Purpose of Transaction.

2023 PIPE

On October 25, 2023, the Issuer entered into a securities purchase agreement with Dr. Blatt, which provided for the sale and issuance by the Issuer of 610,277 shares of Common Stock and a warrant exercisable for 305,138 shares of Common Stock (the “Common Warrant”). Pursuant to the warrant agreement governing the Common Warrant (the “Warrant Agreement”), each share of Common Stock underlying the Common Warrant has an exercise price of $0.7568, became immediately exercisable on the date of issuance and expire on October 25, 2030. Dr. Blatt (together with his affiliates) may not exercise any portion of a Common Warrant to the extent that the holder would own more than 19.99% of the number of shares of the Common Stock outstanding immediately prior to or after giving effect to such exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrant. However, upon at least 61 days’ prior notice from the holder to the Issuer, a holder may increase or decrease the amount of ownership of outstanding Common Stock after exercising the holder’s Common Warrant up to 19.99% of the Common Stock outstanding immediately prior to or after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Common Warrant.

The exercise price and the number of shares of Common Stock issuable upon exercise of each Common Warrant will be subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting the Common Stock.

General

The Reporting Person acquired the securities described in this Schedule 13D as compensation for his service as Chair and Chief Executive Officer of the Issuer and pursuant to the 2023 PIPE and private placements of preferred stock that occurred prior to the Issuer’s initial public offering, and he intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, individually and in his capacity as Chair and Chief Executive Officer of the Issuer, may engage in discussions with management, the board of directors of the Issuer (the “Board”), and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

CUSIP No. 01626L105	13D	Page 4 of 6 pages

To facilitate his consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 3,888,253

•	Percent of Class: 5.3%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 3,888,253

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 3,888,253

•	Shared power to dispose or direct the disposition of: 0

The share amount reported herein consists of: (i) 1,847,575 shares of Common Stock held of record by the Reporting Person; (ii) 113,423 shares of Common Stock held by the Lawrence M. Blatt Living Trust dated 8/27/2014, of which Mr. Blatt is trustee, (iii) 122,601 shares of Common Stock held by the PENSCO Trust Company LLC Custodian FBO Dr. Lawrence Blatt IRA, (iv) 18,517 shares of Common Stock held by the Zachary David Blatt Irrevocable Trust dated 8/24/2014, (v) 18,517 shares of Common Stock held by the Zoe Anne Blatt Irrevocable Trust dated 8/24/2014; (vi) 305,138 shares of Common Stock underlying the Common Warrants and (vii) 1,462,482 shares of Common Stock underlying options that will vest within 60 days of the date hereof.

The above percentage is based on 71,839,510 shares of Common Stock outstanding as of October 31, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 3, 2023.

CUSIP No. 01626L105	13D	Page 5 of 6 pages

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 provides certain descriptions of the Warrant Agreement, which does not purport to be complete and are qualified in their entirety by the full text of the Warrant Agreement. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description

1	Form of Common Warrant (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 25, 2023).

CUSIP No. 01626L105	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2023

Lawrence M. Blatt, Ph.D.

By:	/s/ Lawrence M. Blatt